Exhibit 12

PFIZER INC AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,

(in million, except ratios)	2005	2004	2003	2002	2001

Determination of Earnings:
Income from continuing operations before provision for
taxes on income, minority interests and cumulative
effect of a change in accounting principles	$11,534	$14,007	$3,246	$11,766	$9,963
Less:
Minority interests	16	10	3	6	14

Income adjusted for minority interests	11,518	13,997	3,243	11,760	9,949
Add:
Fixed charges	635	595	491	365	359

Total earnings as defined	$12,153	$14,592	$3,734	$12,125	$10,308

Fixed charges:
Interest expense (a)	$471	$347	$270	$251	$266
Preferred stock dividends (b)	14	12	10	--	--
Rents (c)	150	236	211	114	93

Fixed charges	635	595	491	365	359
Capitalized interest	17	12	20	28	56

Total fixed charges	$652	$607	$511	$393	$415

Ratio of earnings to fixed charges	18.6	24.0	7.3	30.9	24.8

All financial information reflects the following as discontinued operations for 2005, 2004 and 2003: certain European generics businesses and for 2004 and 2003 our in-vitro allergy and autoimmune diagnostics testing, and surgical ophthalmics as well as, for 2004, 2003, 2002 and 2001 certain non-core consumer healthcare product lines (primarily marketed in Europe).

All financial information reflects the following as discontinued operations for 2003, 2002, and 2001: our confectionery, shaving and fish-care products businesses, as well as the Estrostep, Loestrin and femhrt women's health product lines for all the years presented.

(a)	Interest expense includes amortization of debt premium, discount and expenses.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.